Exhibit 95

MINE SAFETY DISCLOSURE

We operate surface mines in the western United States to produce construction aggregates. The operation of our mines is subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). MSHA conducted 20 and 24 inspections at 18 and 17 of our mines during the three months ended June 30, 2022 and 2021, respectively. There were three and two reportable citation(s) following those inspections during the three months ended June 30, 2022 and 2021., respectively

During the three months ended June 30, 2022 and 2021, specifically with respect to our mines:

●	MSHA did not issue any orders requiring persons to be withdrawn from the areas affected by the alleged violations of mandatory health or safety standards under Section 104(b) of the Mine Act.
●	MSHA issued one and no citations or orders, respectively, for unwarrantable failure of the mine operator to comply with mandatory health or safety standards under section 104(d) of the Mine Act.
●	MSHA did not identify any flagrant violations under Section 110(b)(2) of the Mine Act.
●	MSHA did not issue any imminent danger orders requiring immediate withdrawal from the affected areas under Section 107(a) of the Mine Act.
●	We did not experience any mining-related fatalities.
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We did not receive written notice of a pattern of violations of mandatory health or safety standards from MSHA under Section 104(e) of the Mine Act or of the potential to have a pattern of violations of mandatory health or safety standards from MSHA.

●	There were no pending legal actions before the Federal Mine Safety and Review Committee involving our mines, there were no legal actions instituted during the respective quarters and there were no legal actions resolved during the respective quarters.
●	Proposed assessments from MSHA during the three months ended June 30, 2022 and 2021 were less than $5,000 and $3,000, respectively.